FRAN STOLLER Partner

345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4935 212.407.4000 212.214.0706
fstoller@loeb.com

December 12, 2006

John Reynolds, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:
Stone Arcade Acquisition Corporation

Dear Mr. Reynolds:

        On behalf of our client, Stone Arcade Acquisition Corporation, a Delaware corporation (the "Company,"), we hereby file for your review three (3) copies of the fourth amendment to the Preliminary Schedule 14A of the Company (the "Amended Proxy Statement"), and five (5) additional copies marked to indicate changes made from the amended Preliminary Schedule 14A filed on November 28, 2006. This amendment is being filed in order to respond to the comments set forth in the Staff's letter dated December 7, 2006 (the "Staff's Letter").

        In order to facilitate your review of the Amended Proxy Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff's Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraphs in the Staff's Letter. Page numbers refer to the marked copy of the Amended Proxy Statement.

        The Company's responses to the Staff's comments set forth in the Staff's Letter are as follows:

Comment Number	Response

    Stone Insider Stock Ownership, page 9

1.
The exact nature of the order to purchase the warrants is correctly and fully disclosed on page 12 as: " a limit order on a "not held" basis to purchase up to 3,500,000 warrants at prices not to exceed $.70 per warrant during the first 40 trading days that the warrants were eligible to trade separately. A "not held" order gives the broker discretion with respect to price, size and time of execution with the expectation that the broker can obtain a better price than what might be available at the time, but does not hold the broker responsible (hence "not held") for any losses that might result from their exercise of such discretion."

  We have added to the disclosure noting that such an order is more accurately called a 'limit' order rather than a 'discretionary' order, which, in industry parlance is more commonly used to describe an order where the broker has full discretion over the price paid as well as the size and time of execution. Disclosure has also been revised on pages 10, 12, 14, 36 and 50 to properly characterize the order as a 'limit' order.

    Summary of the Proxy Statement, page 7

2.
The disclosure on page 7 has been expanded to (i) provide further detail regarding the nature of the transaction expenses and the finance fee and to separate such fees, and (ii) clarify that an $855,000 finance fee is being paid to LaSalle Bank in connection with extending the credit facility.

3.
We have added a cross-reference to the detailed discussion on page 12 of Morgan Joseph's investment banking fee. In addition, we have amended the 8-K referenced in the Staff's Letter to clarify that the advisory fee is not being paid for Morgan Joseph's assistance in the efforts described in the relevant paragraph, but it is receiving the $1,200,000 as an investment banking fee pursuant to an agreement entered into at the time of the Company's initial public offering. We understand that as written the language was not clear in this regard.

    Proposal I The Acquisition Proposal, page 37

4.
The disclosure has been expanded to clarify and confirm that the discussion referenced in the Staff's Letter took place after the effective date of the Company's Form S-1.

5.
The language change from "is not a complete list" to "may not be a complete list" was made simply because it was felt the sentence read better in the context of the revised paragraph. However, the paragraph makes clear that certain companies were excluded for reasons that were explained, and so the sentence has been revised to restore the former language ("is not a complete list"). The Company has no knowledge of any companies that were excluded from the list other than as described in the paragraph.

6.
We have expanded the disclosure beginning on page 42 to provide further detail on the method used to screen companies and the rationale for doing so, and also added disclosure to note management's belief that the large firms chosen are considered comparable and would not necessarily have a materially different cost structure than KPB. Please note that the $3 billion figure referred to in the Staff's Letter is a measure of revenues, not of market value.

    Management's Discussion and Analysis of Financial Condition and Results of Operations of Stone, page 86

7.
The first paragraph under the caption "Liquidity and Capital Resources" has been expanded to include a discussion of the investment banking and finance fees, including the amount of such fees.

8.
As previously disclosed on page 84, there are no significant creditors of the Company that have not waived their claims against the trust account. This same statement has been added to the first paragraph under the caption "Liquidity and Capital Resources" following the discussion of the Company's total current liabilities.

    Stone Arcade Acquisition Corporation Audited Financial Statements General

9.
Attached hereto as Appendix A is an amended and restated unit purchase option clarification agreement which reflects the deletion from the option of Section 5.3—Damages in its entirety. The amended and restated agreement has been filed with the Company's 10-Q/A for the period ended September 30, 2006.

    Note C—Initial Public Offering, F-15

10.
The footnote disclosure has been expanded to include all of the provisions on exercise contained in Section 2.2.1 of the UPO, as clarified. The Company is filing amendments to all of its interim financial statements to include such language, as well as the language referenced in the Staff's prior comment letters regarding the exercise of the warrants. Please note that the warrants issuable upon exercise of the UPO, not only the warrants issued in the public offering, are governed by the warrant agreement, as clarified.

    Kraft Papers Business Interim Financial Statements for the Three and Six Months ended June 30, 2005 and 2005

11.
In response to the further oral comment of the Staff communicated to us by Brian Bhandari on December 11, 2006, the disclosure on page 109 in the Liquidity section under the caption "Liquidity and Capital Resources", on page F-21 in Note 1 of the Notes to the Unaudited

  Condensed Combined Financial Statements as of September 30, 2006 and December 31, 2005 and the Three and Nine Months ended September 30, 2006 and 2005, and on page F-41 in Note 13 to the Notes to the Combined Financial Statements as of December 31, 2005 and 2004 and the years ended December 31, 2005, 2004 and 2003 has been substantially expanded to provide the basis behind IP's and KPB's accounting treatment of the impairment charge and an explanation to the Company's stockholders of such reasoning and its relationship to the pro forma presentation in the Amended Proxy Statement.

12.
Attached hereto as Appendix B is the undiscounted cash flow analysis and related assumptions requested by the Staff and provided to us by IP.

    Other Regulatory

13.
The Company has amended its Exchange Act reports to include the information requested in comment 10 of the Staff's Letter and comment 12 of the prior letter.

    Form 8-K, filed June 27, 2006

14.
The Company has filed a third amendment to the Form 8-K originally filed on June 27, 2006 (the "Original 8-K") to explicitly describe under Item 8.01 why the Company was required to amend the Original 8-K and the language that has been added. The Company hereby confirms that it will send the Form 8-K/A to those parties which received the presentation directly from the Company, as noted in our response to prior comment 18.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Very truly yours,

/s/ Fran Stoller
Partner

Enclosures

cc:
Roger Stone

APPENDIX A

AMENDED AND RESTATED UNIT PURCHASE OPTION CLARIFICATION AGREEMENT

        This Amended and Restated Unit Purchase Option Clarification Agreement (this "Agreement"), dated December 7, 2006 amends and restates the Unit Purchase Option Clarification Agreement dated September 20, 2006, to the Unit Purchase Option, dated as of August 15, 2005 (the "Option"), issued by Stone Arcade Acquisition Corporation, a Delaware corporation, with offices at c/o Stone-Kaplan Investments, LLC, One Northfield Plaza, Suite 480, Northfield, Illinois 60093 ("Company"), to Morgan Joseph & Co. Inc., with offices at 600 Fifth Avenue, 19th Floor, New York, New York 10020 ("Option Holder").

        WHEREAS, as a result of certain questions that have arisen regarding the accounting treatment applicable to the Option, the parties hereto deem it necessary and desirable to amend the Option to clarify that the Option Holder does not have the right, and did not have the right at the time of issuance of the Option, to receive a net cash settlement in the event the Company does not maintain a current prospectus relating to the units, common stock and warrants issuable upon exercise of the Option at the time such Option is exercisable.

        NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Option as set forth herein.

        1.    Option.    The undersigned hereby agree that the Option is hereby amended by adding the following as Section 2.1.1 to the Option:

          "2.1.1    No Exercise of Purchase Option if a Registration Statement is not Effective.    Notwithstanding anything herein to the contrary, the Company shall not be obligated to deliver any securities pursuant to the exercise of this Purchase Option unless (i) a registration statement under the Act with respect to the Units, Warrants and Common Stock issuable upon such exercise is effective, or (ii) in the opinion of counsel to the Company or counsel to the Holder reasonably satisfactory to the Company, the exercise of this Purchase Option is exempt from the registration requirements of the Act and such securities are qualified for sale or exempt from qualification under applicable securities laws of the states or other jurisdictions in which the registered holders reside. This Purchase Option may not be exercised by, or securities issued to, any registered holder in any state in which such exercise or issuance would be unlawful. The Holders are not, and at the time of the initial issuance of this Purchase Option were not, entitled to receive a net-cash settlement or other consideration in lieu of physical settlement in securities if the securities underlying this Purchase Option are not covered by an effective registration statement.

        2.    Damages.    The undersigned hereby agree that solely for the reason outlined in the recital clause of this Agreement and without otherwise in any way limiting any rights the Holder may have under applicable law as a result of a breach by the Company of any provision of the Option, the Option is hereby amended by deleting Section 5.3 in its entirety.

        3.    Miscellaneous.

          a.    Governing Law; Jurisdiction.    The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of laws. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it in care of the address set forth above or such other address as the undersigned shall furnish in writing to the other. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

          b.    Binding Effect.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

          c.    Entire Agreement.    This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. Except as set forth in this Agreement, provisions of the original Option which are not inconsistent with this Agreement shall remain in full force and effect. This Agreement may be executed in counterparts.

          d.    Severability.    This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable

        IN WITNESS WHEREOF, the parties hereto have executed this Unit Purchase Option Clarification Agreement as of the date first written above.

STONE ARCADE ACQUISITION CORPORATION
By:	/s/ ROGER W. STONE
Name: Roger W. Stone Title: Chairman and CEO
MORGAN JOSEPH & CO. INC.
By:	/s/ MARY LOU MALANOSKI
Name: Mary Lou Malanoski Title: Executive Vice President

APPENDIX B

PROJECT NAME: Kraft Papers Business-A Division of International Paper Company

PROJECT EVALUATION SUMMARY (Form CB-10B) PROJECT—Roanoke Rapids Mill-Unbleached Kraft											USD 000
		Total Project	1 2005	2 2006	3 2007	4 2008	5 2009	6 2010	7 2011	8 2012	9 2013	10 2014	11 2015	12 2016	13 2017	14 2018	15 2019	16 2020
INVESTMENT
Environmental		$9,700	2,988	5,312	0	0	350	350	0	0	350	0	350	0	0	0	0	0
Strategic & Cost Savings		34,548	3,048	3,500	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000
Working Capital		26,933	24,368	796	(65)	394	90	84	78	118	110	103	37	162	163	165	166	166
Maintenance		72,542	1,574	6,920	5,748	4,300	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500
On-Hand Capital		223,796	223,796	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL INVESTMENT		$367,519	255,774	16,528	7,683	6,694	6,940	6,934	6,578	6,618	6,960	6,603	6,887	6,662	6,663	6,665	6,666	6,666
EARNINGS BEFORE INT. & TAXES (EBIT)
Sales Revenue		$3,433,452	200,348	208,387	207,678	211,547	212,300	213,002	213,603	214,600	215,512	216,382	216,752	217,984	219,224	220,470	221,723	223,940
Other Income		(154,474)	(9,000)	(8,602)	(8,705)	(8,810)	(8,915)	(9,094)	(9,276)	(9,461)	(9,650)	(9,843)	(10,040)	(10,241)	(10,446)	(10,655)	(10,868)	(10,868)
TOTAL INCOME		$3,278,978	191,348	199,785	198,973	202,737	203,384	203,909	204,327	205,139	205,861	206,539	206,711	207,743	208,778	209,815	210,855	213,072
Freight		$275,679	14,535	15,337	15,314	15,848	16,134	16,419	16,701	17,022	17,342	17,662	17,940	18,299	18,665	19,039	19,419	20,002
Total Direct Variable Costs		1,206,614	66,411	70,269	69,228	70,731	71,262	72,208	73,096	74,160	75,180	76,188	77,209	78,754	80,329	81,935	83,574	86,081
Total Conversion Cost		1,162,176	62,748	64,359	65,473	66,666	67,821	69,046	70,293	71,563	72,856	74,174	75,515	77,026	78,566	80,137	81,740	84,192
Total Fac. Cost (Ex. Depr.)		59,679	3,288	3,327	3,367	3,407	3,448	3,517	3,588	3,659	3,732	3,807	3,883	3,961	4,040	4,121	4,203	4,329
Sector/Corporate S&A		93,397	5,145	5,207	5,269	5,332	5,396	5,504	5,614	5,727	5,841	5,958	6,077	6,199	6,323	6,449	6,578	6,776
Business S&A		71,399	4,300	4,149	3,994	4,042	4,091	4,172	4,256	4,341	4,428	4,516	4,607	4,699	4,793	4,889	4,986	5,136
Commercial/DC Expenses		93,177	7,000	6,882	5,223	5,079	5,139	5,242	5,347	5,454	5,563	5,674	5,788	5,904	6,022	6,142	6,265	6,453
Manufacturing Excellence Savings		(127,806)	0	(1,700)	(3,400)	(5,100)	(6,800)	(8,500)	(10,200)	(10,200)	(10,200)	(10,200)	(10,200)	(10,200)	(10,200)	(10,200)	(10,200)	(10,506)
Cost Savings -capital		(53,535)	0	(212)	(624)	(1,046)	(1,478)	(1,936)	(2,411)	(2,905)	(3,417)	(3,948)	(4,500)	(5,072)	(5,665)	(6,280)	(6,917)	(7,124)
Book Depreciation		263,476	18,890	18,555	18,321	17,502	17,220	16,823	16,878	16,856	16,843	16,507	14,959	14,911	14,863	14,815	14,767	14,767
TOTAL EXPENSES		$3,044,255	182,317	186,172	182,165	182,461	182,233	182,496	183,161	185,678	188,168	190,338	191,279	194,480	197,735	201,048	204,417	210,106
EBIT		$234,724	9,031	13,613	16,807	20,276	21,151	21,413	21,166	19,461	17,693	16,200	15,432	13,264	11,043	8,768	6,439	2,966
CASH INCOME/(LOSS)
Income Taxes	38.00%	$89,195	3,432	5,173	6,387	7,705	8,037	8,137	8,043	7,395	6,723	6,156	5,864	5,040	4,196	3,332	2,447	1,127
Net Income (Loss)		$145,529	5,599	8,440	10,421	12,571	13,114	13,276	13,123	12,066	10,970	10,044	9,568	8,224	6,846	5,436	3,992	1,839
Non-Cash Charges/Adj.		$217,097	16,765	16,636	15,807	14,894	14,679	14,346	14,843	14,212	13,395	12,831	11,880	11,809	11,739	10,974	11,186	11,100
CASH INCOME/(LOSS)		$362,626	22,365	25,076	26,228	27,465	27,793	27,622	27,966	26,278	24,365	22,876	21,448	20,033	18,586	16,410	15,178	12,939
Cash Flow (annual)				8,549	18,545	20,771	20,853	20,688	21,388	19,660	17,405	16,273	14,561	13,371	11,922	9,745	8,512	6,273
Cash Flow (cumulative)		$228,517	0	8,549	27,094	47,865	68,718	89,406	110,794	130,454	147,859	164,132	178,693	192,064	203,987	213,732	222,244	228,517
Terminal value @ 5X EBITDA		$88,664
Sum of cash flows and TV		$317,181
Book value as of Dec 31, 2005		$210,000

PROJECT EVALUATION SUMMARY (Form CB-10B)										USD $000's
PROJECT—Fordyce Plant-Dunnage Bags
		Total Project	1 2006	2 2007	3 2008	4 2009	5 2010	6 2011	7 2012	8 2013	9 2014	10 2015
INVESTMENT:
New Capital
Strategic & Cost Savings			2,000	150	150	150	150	150	150	150	150	150
Working Capital			6,058
Maintenance & Enviromental			200	200	200	200	200	200	200	200	200	200
On-Hand Capital

TOTAL INVESTMENT			2,200	350	350	350	350	350	350	350	350	350

EARNING BEFORE INT. & TAXES (EBIT):
Sales Revenue		356,555	32,438	33,898	35,423	35,600	35,778	35,957	36,317	36,680	37,047	37,417
Other Income			0	0	0	0	0	0	0	0	0	0
TOTAL INCOME			32,438	33,898	35,423	35,600	35,778	35,957	36,317	36,680	37,047	37,417

Freight			667	680	694	707	722	736	751	766	781	781
Total Plant cash costs			24,969	26,339	27,761	28,131	28,518	28,911	29,312	29,718	30,132	30,552
Corp / Business S&A			932	932	932	932	932	932	932	932	932	932
Cost Savings—Capital (tuber)			0	(460)	(469)	(479)	(488)	(498)	(508)	(518)	(528)	(539)
Cost Savings—Noncapital			(50)	(100)	(150)	(200)	(250)	(300)	(350)	(400)	(450)	(450)
Other Capital Savings			0	(50)	(100)	(150)	(200)	(250)	(300)	(350)	(400)	(450)
Book Depreciation			303	403	403	403	403	403	403	403	403	403
TOTAL COSTS & EXPENSES			$26,821	$27,744	$29,071	$29,345	$29,636	$29,935	$30,239	$30,551	$30,870	$31,229

EARNING BEFORE INT. & TAXES (EBIT):			$5,617	$6,154	$6,353	$6,255	$6,142	$6,023	$6,077	$6,129	$6,177	$6,188

CASH INCOME/(LOSS)
Income Taxes	38.00%		$2,134	$2,339	$2,414	$2,377	$2,334	$2,289	$2,309	$2,329	$2,347	$2,351
Net Income (Loss)			$3,482	$3,816	$3,939	$3,878	$3,808	$3,734	$3,768	$3,800	$3,830	$3,837
Non-Cash Charges/Adj.			$303	$403	$403	$403	$403	$403	$403	$403	$403	$403
CASH INCOME/(LOSS			$3,785	$4,219	$4,342	$4,281	$4,211	$4,137	$4,171	$4,203	$4,233	$4,240

Cash Flow (annual)		$36,471	1,585	3,869	3,992	3,931	3,861	3,787	3,821	3,853	3,883	3,890
Terminal value @ 5X EBITDA		$32,955										32,955
Sum of cash flows and TV		$69,426
Book value as of 12/31/05		$3MM

Kraft Papers Business
Roanoke Rapids Mill—Unbleached Kraft
Discussion of Undiscounted Cash Flow Analysis Assumptions

The attached cash flow analyses were prepared by IP as part of its strategic planning and budgeting process. These analyses also served as the basis for the Division's recoverability analysis. The assumptions used in developing these cash flow projections are consistent with the guidance in paragraph 17 of SFAS 144, which requires that estimates of cash flows be reasonable in relation to the assumptions used in developing other information used by the entity for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others.

The following is a discussion of the key assumptions utilized by the Company in estimating cash flows for the Roanoke Rapids asset group. Similar assumptions were utilized by the Company in estimating cash flows for the Fordyce asset group.

A.    Expected Useful Economic Life

Paragraph 18 of SFAS 144 requires that estimates of future cash flows used to test the recoverability of a long-lived asset group be made for the remaining useful life of the asset group. Further, it states that the remaining useful life of an asset group shall be based on the remaining useful life of the primary asset of the group, which for the Roanoke Rapids Mill asset group are the paper machines. Paragraph 16 of SFAS 144 states that estimates of future cash flows used to test the recoverability of a long-lived asset group shall include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group.

The remaining useful life of the primary assets, the paper machines, considering proper maintenance as forecast below in Investment cash flows, is estimated to be in excess of 20 years. For cash flow forecasting purposes, we determined that cash flows for the first 15 years could be reasonably projected. For the estimated useful life remaining after year 15, a terminal value based on a multiple of "5 × EBITDA" was used as a proxy for the expected cash flows to be generated. We believe this approach captures the existing service potential of the primary assets of the asset group being tested for recoverability.

B.    Investment Capital Expenditures

Cash outflows for Total Investments includes expected capital spending for the following:

  1)
  Maintenance capital necessary to maintain existing assets in order to sustain current production levels

  2)
  Environmental capital to ensure regulatory compliance

  3)
  Cost reduction capital to improve efficiencies of existing mill assets

Paragraph 19 of SFAS 144 states that estimates of future cash flows used to test the recoverability of a long-lived asset shall be based on the existing service potential of the asset at the date it is tested. The service potential of a long-lived asset encompasses its remaining useful life, cash-flow-generating capacity, and for tangible assets, physical output capacity. The Total Investment cash outflows exclude cash flows associated with future capital spending that would increase the service potential of the mill. The capital spending described above includes only that which is required to maintain the current production levels, maintain compliance with expected regulatory requirements (such as emission standards), and capital spending that will provide for future cost savings primarily through increased fiber and energy yields (see discussion of expected cash savings from this capital spending below).

C.    Sales Revenue and Other Income

Paragraph 17 of SFAS 144 states that estimates of future cash flows used to test the recoverability of a long-lived asset group should consider all available evidence and that the assumptions used in developing those estimates should be reasonable. The Sales Revenue assumption includes a constant volume based on the current service potential of the asset group. Sales prices have been forecasted based on trend line pricing, which is representative of the historical average pricing over a 3 to 5 year business cycle. Trend line pricing was developed by IP's Corporate Planning department in conjunction with external consultants, and is based on 20 years of historical prices. The trend line pricing assumption utilizes a nominal growth rate of less than 1% per year. Other income (which is negative) represents discounted pricing for large volume contracts, which exist in our customer base currently.

D.    Total Expenses

As noted above, paragraph 17 of SFAS 144 states that estimates of future cash flows used to test the recoverability of a long-lived asset group should consider all available evidence and that the assumptions used in developing those estimates should be reasonable. Total Expenses include freight & distribution centers, manufacturing—direct variable, manufacturing—conversion & other fixed, manufacturing—depreciation, business selling & administrative, and Corporate support (i.e. centralized invoicing, IT, legal, H/R etc.). These costs are based on current estimates and standards and are escalated for inflation. Escalation factors were provided by IP's Corporate Planning department based on long-term cost studies. In general, inflation was estimated to be approximately 1% to 1.5% per year; however, the inflation escalation factors were applied to each specific cost item (i.e. freight costs were escalated for inflation at 2% to 3% per year, wood costs were escalated for inflation at 1.2% per year, coal costs declining at 1% per year, and labor costs escalated at 2% per year).

Included in Total Expenses are two categories of cost savings including Manufacturing Excellence Cost Savings and Capital Cost Savings. Manufacturing Excellence is a formal mill cost reduction program targeting annual non-capital savings (equal to approximately 1% of total cash costs) in the areas of labor reduction, lower maintenance expenses, fiber and energy efficiencies, etc. due to implementation of world class maintenance and operating practices. Cost savings goals are derived from extensive benchmarking activities (i.e. comparing average annual fiber losses to best 3 months average) and incorporated into mill objectives and the management compensation system. These annual cost savings are from non-capital initiatives and comparable with historical performance. Capital Cost Savings are based on returns expected from the Cost Reduction capital investment noted above, assuming an average return on investment of 20%, which is conservative based on the return on investment achieved on historical capital cost saving projects of 50% or greater.

E.    Income Taxes

The cash flow analysis assumes a corporate tax rate of 38%, which is a standard assumption used for all mill strategic studies regarding future cash flow projections and valuations. We understand that estimates of cash flows used to test recoverability of an asset group should generally exclude income taxes. If income taxes were excluded from the cash flow analysis, the cumulative undiscounted cash flows would be increased by $85.8 million to $403 million.